Exhibit 21.1

LIST OF SUBSIDIARIES OF DIGITALGLOBE, INC.

As of December 31, 2012

Legal Entity	State or Country of Incorporation	% Ownership	Name Doing Business As
DG Consents Sub, Inc.	Delaware	100%	DG Consents Sub, Inc.
DigitalGlobe International, Inc.	Colorado	100%	DigitalGlobe International, Inc.
DigitalGlobe China Ventures LLC	Colorado	100%	DigitalGlobe China Ventures LLC
WorldView, LLC	Delaware	100%	WorldView, LLC
20/20 Acquisition Sub., Inc.	Delaware	100%	20/20 Acquisition Sub., Inc.